Filed Pursuant to Rule 424(b)(3)
Registration No. 333-272606

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

Supplement dated December 9, 2024,

to the Statement of Additional Information dated April 29, 2024, as previously supplemented from time to time

This is a supplement (the “Supplement”) to the Statement of Additional Information, dated April 29, 2024, of Brookfield Infrastructure Income Fund Inc. (the “Fund”). You should read this Supplement in conjunction with the Statement of Additional Information, dated April 29, 2024, as previously supplemented from time to time (the “SAI”). The SAI has been filed with the SEC and is incorporated by reference in its entirety into the Fund’s Prospectus. Certain capitalized terms used and not defined herein have the meanings set forth in the SAI.

RECENT DEVELOPMENTS

Update Regarding the Nominating and Compensation Committee

At a meeting held on May 22, 2024, members of the Nominating and Compensation Committee resolved to change the name of the Nominating and Compensation Committee to the “Governance Committee,” and approved corresponding changes to the Nominating and Compensation Committee Charter to reflect such name change. Accordingly, all references in the SAI to the “Nominating and Compensation Committee” are hereby changed to read “Governance Committee.”

Update Regarding the Board of Directors

Effective November 20, 2024, the Board approved the appointment of a new Independent Director, Susan Schauffert-Tam, to the Board. Accordingly, the changes below are hereby made to the Fund’s SAI to reflect the addition of Ms. Schauffert-Tam to the Board.

Under the heading “MANAGEMENT OF THE FUND,” in the subsection “Directors and Officers,” in the table, under the caption “Independent Directors,” the disclosure is hereby supplemented with the following:

Name, position(s), address(1) and year of birth	Term of office and length of time served(2)	Number of funds in Fund Complex overseen by Director(3)	Principal occupation(s) during past five years	Other directorships held by director during past five years(4)
Independent Directors:(5)
. . . .
Susan Schauffert-Tam Director, Member of the Audit Committee, Member of the Governance Committee Born: 1968	Since November 20, 2024(7)	8	Managing Director, BMO Capital Markets (2007 – 2024).	Director/Trustee of several investment companies advised by PSG (2024 – Present).

. . . .

(7)	Ms. Susan Schauffert-Tam was appointed as an independent director/trustee of the Fund Complex effective November 20, 2024.

Under the heading “MANAGEMENT OF THE FUND,” in the subsection “Additional Information Concerning the Board of Directors – Board Leadership Structure,” the third sentence in the first paragraph is deleted in its entirety and replaced with the following:

“Currently, six of the seven members of the Board, including the Chair of the Board, are Independent Directors, which are Directors that are not affiliated with the Adviser, Administrator, or its affiliates, and each of the Audit Committee, Governance Committee, and QLCC are comprised entirely of Independent Directors.”

Under the heading “MANAGEMENT OF THE FUND,” in the subsection “Additional Information Concerning the Board of Directors – Information about Each Director’s Qualifications, Experience, Attributes or Skills,” the disclosure is hereby supplemented with the following:

“Susan Schauffert-Tam. Ms. Schauffert-Tam has extensive experience in executive leadership as a senior finance professional, including experience in capital structuring, credit, mergers and acquisitions and debt capital markets. Ms. Schauffert-Tam is a capital markets financial services executive, who over a twenty-plus year career has worked in a senior capacity with a particular focus on infrastructure financing. She previously served as a Managing Director of BMO Capital Markets until her retirement in 2024, having joined the firm in 1999. During her career at BMO Capital Markets, Ms. Schauffert-Tam was responsible for debt origination, including structuring both public and private infrastructure financing transactions. In addition, Ms. Schauffert-Tam previously served as head of debt syndication at BMO Capital Markets where she led the team responsible for bringing all corporate investment grade, high yield debt, asset-backed securities and project bonds to market. Ms. Schauffert-Tam is a member of the Audit Committee and the Governance Committee.”

Under the heading “MANAGEMENT OF THE FUND,” in the subsection “Additional Information Concerning the Board of Directors – Board Committees,” the disclosure is hereby supplemented to reflect the addition of Ms. Susan Schauffert-Tam to the Audit Committee and the Governance Committee.

Under the heading “MANAGEMENT OF THE FUND,” in the subsection “Additional Information Concerning the Board of Directors – Beneficial Ownership of Shares Held in the Fund and the Family of Investment Companies for Each Director,” in the table, under the caption “Independent Directors,” the disclosure is hereby supplemented with the following:

Name of Director	Aggregate dollar range of equity securities held in the Fund**(1)	Aggregate dollar range of equity securities held in the Fund Complex(2)
Independent Directors
. . . .
Susan Schauffert-Tam(5)	None	None

. . . .

(5)	Ms. Susan Schauffert-Tam was appointed as an independent director/trustee of the Fund Complex effective November 20, 2024.

Under the heading “MANAGEMENT OF THE FUND,” in the subsection “Additional Information Concerning the Board of Directors – Remuneration of Directors and Officers,” in the table, under the caption “Independent Directors,” the disclosure is hereby supplemented with the following:

Name of Director	Aggregate Compensation from the Fund(1)	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex(2)
Independent Directors
. . . .
Susan Schauffert-Tam(5)	$0	$0	$0	$0

. . . .

(5)	Ms. Susan Schauffert-Tam was appointed as an independent director/trustee of the Fund Complex effective November 20, 2024. As a result, she received no compensation from the Fund Complex for the fiscal year ended December 31, 2023.

Capitalized terms used herein but not defined shall have the meanings assigned to them in the Fund’s SAI.

Please retain this Supplement for reference.